EXHIBIT 8(p)(1)

Amendment No. 2 to Participation Agreement (AMERICAN FUNDS)

Amendment No. 2 to the

Fund Participation Agreement (the “Agreement”), dated as of January 28, 2005 between

Transamerica Life Insurance Company,

American Funds Insurance Series and Capital Research and Management Company

All defined terms in the Agreement are applicable to this Amendment.

Effective August 8, 2008, the Agreement is amended as follows:

Section 4 is hereby deleted in its entirety and replaced by the following:

The Series agrees to make Class 2 shares of the Funds listed on Attachment A hereto available to the Contracts. The Company will be entitled to a Rule 12b-1 service fee paid by the Series and to be accrued daily and paid monthly at an annual rate of 0.25% of the average daily net assets of the Class 2 shares of each Fund attributable to the Contracts for personal services and account maintenance services for Contract owners with investments in subaccounts corresponding to the Class 2 shares of each Fund (each, a “Subaccount”) for as long as the Series’ Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (the “12b-1 plan”) remains in effect. Fund shares to be made available to Accounts for the Contracts shall be sold by the Series and purchased by the Company for a given Account at the net asset value of the respective class of the respective Fund (without the imposition of a sales load) next computed after receipt of each order by the Series or its designee, as established in accordance with the provisions of the then current Prospectus of the Series. For purposes of this Paragraph 4, the Company shall be a designee of the Series for receipt of such orders from each Account (but not with respect to any Fund shares that may be held in the general account of the Company), and receipt by such designee by 4:00 p.m. Eastern time (or other such time the Board of Trustees of the Series shall so designate) shall constitute receipt by the Series; provided that the Series receives notice of such order by 9:00 a.m. Eastern time on the following Business Day (“Next Business Day”). “Business Day” shall mean any day on which the New York Stock Exchange (“NYSE) is open for trading and on which the Series calculates the net asset values of each class of shares of each Fund pursuant to the rules of the Commission. The Series will make the shares of each class of each Fund available indefinitely for purchase at the applicable net asset value per share by the Company and its Accounts on those days on which the Series calculates the net asset values of each such class pursuant to the rules of the Commission, and the Series shall use its best efforts to calculate such net asset values on each day on which the NYSE is open for trading. The Series shall make the net asset value per share for each class of each Fund available to the Company on a daily basis as soon as reasonably practical after the Series calculates such net asset values per share, and the Series shall use its best efforts to make such net asset values per share available by 6:30 p.m. Eastern time via the NSCC Profile I platform. In the event the Series is unable to make 6:30 p.m. deadline stated herein, it shall provide additional time for the Company to place orders for the purchase and redemption of shares. Such additional time shall be equal to the additional time which the Series takes to make the closing net asset value available to the Company. CRMC and the Series shall report to the Company any material error in the calculation or reporting of the net asset values, dividends or capital gain information as soon as practicable upon discovery. The Series and CRMC are responsible for calculating and maintaining net asset values for each class of each Fund in accordance with the requirements of the 1940 Act and the Series’ then current Prospectus. Payments for shares purchased and redeemed will be made in federal funds transmitted via the NSCC Fund/SERV DCC & S platform to the Company on the Next Business Day following the Company’s receipt of the order (unless the Series determines and so advises the Company that payment for shares purchased is unnecessary as sufficient proceeds are available from redemption of shares of other Funds effected pursuant to redemption requests tendered by the Company), and the Company and the Fund shall each use commercially reasonable efforts to transmit (or cause to be transmitted) funds to the other, for the purpose of settling net purchase orders or orders of redemption, by 3:00 p.m. Eastern time on such Business Day. Upon receipt of federal funds so transmitted via the NSCC Fund/SERV DCC & S platform, such funds shall cease to be the responsibility of the sender and shall become the responsibility of the recipient. Notwithstanding any provision of this Agreement to the contrary, for purchase and redemption instructions with respect to any shares, Company and the Series will settle the purchase and redemption transactions referred to herein via the NSCC Fund/SERV platform settlement process on the next Business Day following the effective trade date. The Series will provide to Company a daily transmission of positions and trading activity taking place in the Accounts.

Any purchase or redemption request for Fund shares held or to be held in the Company’s general account shall be effected at the closing net asset value per share next determined after the Fund’s receipt of such request, provided that, in the case of a purchase request, payment for Fund shares so requested is received by the Series in federal funds prior to close of business for determination of such value, as defined from time to time in the Series Prospectus.

The Series reserves the right to temporarily suspend sales if the Board of Trustees of the Series deems it appropriate and in the best interests of the Series or in response to the order of an appropriate regulatory authority. The Company reserves the right to refuse, to impose limitations on, or to limit any transaction request if the request would tend to disrupt Contract administration or is not in the best interest of the Contract holders or an Account or subaccount thereof.

(Signatures on following page)

In Witness Whereof, the following duly authorized officers have caused this Amendment to be executed:

Transamerica Life Insurance Company		American Funds Insurance Series

By:	/s/ Arthur D. Woods	By:	/s/ Steven I. Koszalka
Name:	Arthur D. Woods	Name:	Steven I. Koszalka
As its:	Vice President	As its:	Secretary

Capital Research and Management Company

By:	/s/ Michael J. Downer
Name:	Michael J. Downer
As its:	Senior Vice President
and Secretary